

Jacob Teufert • 3rd

Co-founder/CTO

Tesseract • Florida Institute of Technology

Tehachapi, California • 319

InMail   • • •

Experience



Chief Technical Officer
Tesseract
May 2017 – Present • 1 yr
San Francisco Bay Area



Propulsion Engineering Lead
Masten Space Systems
Nov 2014 – May 2017 • 2 yrs 7 mos
Mojave, CA



Propulsion Engineer
Orbital ATK
Apr 2012 – Oct 2014 • 2 yrs 7 mos
Chandler, AZ



Propulsion Engineer (Contractor)
Aerojet Rocketdyne
May 2011 – Apr 2012 • 1 yr
Redmond, WA



Pyrotechnic Systems Engineer
United Space Alliance
Jul 2008 – Oct 2010 • 2 yrs 4 mos
Kennedy Space Center, FL

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Education



Florida Institute of Technology
Master of Science (M.S.), Space Systems
2013 – 2014



Bachelor of Science (B.S.), Aerospace Engineering

2004 – 2007